

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Room 4631

David A. Martin
Principal Financial Officer and Principal Accounting Officer
Insituform Technologies, Inc.
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

>   **Re: Insituform Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Definitive Proxy Statement on Schedule 14A filed on March 17, 2010**
>   **File No. 000-10786**

Dear Mr. Martin:

       We have reviewed your response dated June 25, 2010 and have the following
comments. Where indicated, we think you should revise future filings in response to
these comments. If you disagree, we will consider your explanation as to why our
comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22
Liquidity and Capital Resources, page 32

1. We note your response to prior comment 5 with regard to your European Sewer
    Rehabilitation Segment specifically, the $4.6 million restructuring charge. Please
    tell us what consideration was given to providing the disclosures required by ASC
    420-10-50 and ASC 420-10-S99.

2. We note your response to prior comment 6 with regard to the two projects in India
    which negatively impacted margins in your Asia-Pacific Sewer Rehabilitation
    segment. Please quantify the loss provisions that were recorded for the one job
    that is operating at a loss and provide us with the timing of these provisions.
    Additionally, in future filings, please revise disclosure to include the information

that you have included in your response, as well as the amount of the provisions, timings of provisions and facts and circumstances surrounding the timing of the provisions recorded.

Item 15. Exhibits and Financial Statement Schedules, page 75

3. We note your response to comment 11 in our letter dated June 4, 2010, stating that the reason for not filing the schedules and the exhibits to the March 31, 2009 credit agreement relates to, among other things, the confidential nature of the information contained in such documents. Please be advised that complete copies of all currently outstanding material agreements must be filed as exhibits to your annual report in accordance with Item 601(b)(10) of Regulation S-K. If you consider that disclosure of such information would cause you competitive harm, you may request confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to either Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b–2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder. Please either file the complete copy of the credit agreement (Exhibit 10.19) with your next periodic report, or otherwise file a redacted version of this agreement with your next periodic report and simultaneously request confidential treatment of the information you seek to keep confidential. For guidance, please see Staff Legal Bulletin 1 (Feb. 28, 1997)

Definitive Proxy Statement on Schedule 14A filed on March 17, 2010

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Annual Cash Incentive Compensation, page 21

4. We note your response to comment 12 in our letter dated June 4, 2010. The statements made in the last two paragraphs of your response appear somewhat inconsistent. In the third paragraph you state that the incentive payments from the second funding pool "are based on the Compensation Committee's assessment of the individual's achievement of his or her pre-determined individual performance objectives" while in the first sentence of the last paragraph you disclose that the individual performance targets "are not directly determinative of each named executive officer incentive payments from the second pool…" Supplementally, please reconcile these statements and provide us with a materially complete description of the "pre-determined" individual performance objectives for each named executive officer. Please identify the "relative contributions" made by each named executive officer and discuss how the compensation committee

considered such relative contributions in deriving the actual incentive payment amounts. The description of the CEO's "certain strategic objectives" in the last paragraph of your response is too broad and generic.

Long-Term Incentive Compensation, page 23

5. We note your response to comment 14 in our letter dated June 4, 2010, where you state among other things, that you determined the binomial value of the stock options based on advice of your independent compensation consultant. In Note 7, page 61 of your annual report, you state that the company uses a binomial option-pricing model for valuation of stock options. Please explain to us the role that the compensation consultant plays in determining the grant date value of the stock options.

* * * * *

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Era Anagnosti, Attorney at (202) 551- 3369 or Pam Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief